

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Mr. David J. Oakes
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, OH 44122

Re: Developers Diversified Realty Corporation
Form 10-K for the year ended December 31, 2010
File No. 1-11690

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 2 - Properties, page 16

1. In future periodic filings, please clarify how the average annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

2. Please advise us whether you consider "same store" NOI a key performance indicator. We may have further comment.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Executive Summary, page 60</u>

3. In future periodic filings, please expand your disclosure to discuss trends and uncertainties related to your business. For instance, we note from your disclosure in the Properties section on page 17 that you have significant lease expirations in the next year. Please include disclosure regarding the relationship of market rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

4. In future periodic filings, please discuss leasing results for the current reporting period and include disclosure in regards to tenant improvements costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

5. We note your reference to proceeds raised through your continuous equity program. In future periodic filings, please revise your disclosure in this section to provide disclosures mirroring the disclosure located in Note 9 to the financial statements, under the Common Shares subheading on page F-35. Also supplement the referenced disclosure to discuss your use of the proceeds from such offerings as well as the amount remaining in the program.

<u>Balance sheet, page 61</u>

6. We note your disclosure that funds generated during 2010 by the sale of assets was approximately $791 million of which approximately $250 million represented the Company's proportionate share. Tell us how this amount reconciles to the amounts shown within your consolidated statements of cash flows for the year 2010.

<u>Funds From Operations, page 86</u>

7. Please tell us whether your definition of FFO is consistent with NAREIT's definition. If so, please disclose in future periodic filings. If not, please quantify for us the differences between the two definitions and disclose these differences in future periodic filings.

8. Please tell us how you calculated DDR's ownership interest in FFO of its joint ventures for the three years presented. Within your response, please tell us how these amount correlate with the amount of equity in net income of your joint ventures that you have recorded within your consolidated statements of operations.

9. Please tell us how your disclosures of Operating FFO are in compliance with Item 10(e) of Regulation S-K. Specifically, tell us how you have reconciled to the most appropriate GAAP performance measure and to FFO as calculated in accordance with NAREIT's definition. Lastly, please ensure that you provide additional clarification as to why management has determined it necessary to make the adjustments and how these adjustments would be beneficial to an investor's understanding of your operations.

Contractual Obligations and Other Commitments, page 102

> 10. Please provide a table of contractual obligations that is compliant with Item 303 of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

> 11. Please tell us your basis for presenting the results of operations of the Mervyns Joint Venture as discontinued operations with your consolidated statements of operations as it appears that you have some continuing involvement with the joint venture.

Note 2. Investments in and Advances to Joint Ventures

> 12. We note you have a 79.45% interest in the Sun Center Limited real estate joint venture as of December 31, 2010. Please tell us about the terms of the joint venture agreement and how you were able to reach the conclusion under your consolidation policies that this joint venture should not be consolidated.

Note 8. Commitments and Contingencies, pages F-30 to F-32

> 13. We note your disclosure regarding the November 4, 2009 complaint by Coventry. Please tell us why you believe this lawsuit is not estimable and why you believe you have met the disclosure requirements under 450-20-50 of the accounting standards codification.

Note 9. Non-Controlling Interests, Preferred Shares, Common Shares and Common Shares in Treasury

Measurement of Fair Value – Equity Derivative Instruments Valued on a Recurring Basis, page F-36

> 14. Please describe to us the option pricing model used to determine the value of these instruments and how this model properly includes the effect of the Downward Price Protection Provisions. In addition, please disclose key unobservable input assumptions of volatility and dividend yield, along with a discussion of the susceptibility of these assumptions to change based upon past historical experience. Lastly, please make similar

disclosures to the key unobservable input assumptions used related to the level 3 asset valuations provided on page F-39.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief